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                                      FOR MORE INFORMATION CONTACT
                                      DIAMOND SHAMROCK:
                                      Katherine Hughes, Public Relations
                                      210/641-8846
                                      or
                                      Mary Hartman, Investor Relations
                                      210/641-8840


DIAMOND SHAMROCK REACHES AGREEMENT
TO ACQUIRE NATIONAL CONVENIENCE STORES


SAN ANTONIO, TEXAS -- November 8, 1995 -- Diamond Shamrock, Inc. (NYSE:DRM) and National Convenience Stores Incorporated (NYSE:NCS) today jointly announced that they have entered into a definitive merger agreement providing for the acquisition of all shares of NCS' common stock at $27 per share in cash.

Pursuant to the agreement unanimously approved by the Board of Directors of both companies, Diamond Shamrock will commence a tender offer to acquire all outstanding shares of NCS' common stock for $27 per share in cash and all outstanding warrants to purchase NCS common stock for $9.25 per warrant in cash. The tender offer will be commenced as promptly as practicable and, in any event, by Tuesday, November 14.

The tender offer will be conditioned upon Diamond Shamrock acquiring at least two-thirds of NCS' fully diluted common shares, regulatory approvals, and other customary conditions. The merger agreement provides that all remaining NCS common stock will be acquired for the same $27 per share in cash in a merger in which NCS will become a wholly owned subsidiary of Diamond Shamrock. Warrants not tendered in the offer or not exercised prior to the completion of the merger will remain outstanding, but upon exercise will represent only the right to obtain $9.25 in cash rather than one share of common stock.

The total value of the transaction is approximately $260 million, which assumes the cancellation of outstanding stock options for the spread over the exercise prices and includes net debt. Diamond Shamrock has arranged to finance the acquisition with Bank of America.

Diamond Shamrock Chairman, CEO, and President Roger R. Hemminghaus commented, "The acquisition of NCS, with its 661 convenience stores, all of which are in Texas and over 90 percent of which sell gasoline, continues Diamond Shamrock's strategy of retail growth, as well as provides increased demand for our Advanced Formula gasolines. Once the operations are fully integrated, we anticipate that this acquisition will enhance Diamond Shamrock's financial strength by contributing significantly to cash flow and improved earnings per share."

NCS President and CEO V. H. Van Horn commented, "The focus of our management team has been to maximize stockholder value while, to the extent consistent therewith, providing continuing opportunities for our employees, and this agreement with Diamond Shamrock fulfills those objectives. We are very pleased that Diamond Shamrock recognizes the achievements of our employees and company over the past several years."

Hemminghaus said that Diamond Shamrock currently plans to retain most NCS personnel and foresees gaining many dedicated, experienced employees who will become important to Diamond Shamrock's operations. Following the acquisition, Diamond Shamrock will have over 10,000 employees and about 1,500 company operated convenience stores, including nearly 1,300 in Texas.

Hemminghaus continued, "Stop N Go operates quality stores with high merchandise sales volumes that complement our stores' growing merchandise sales and strong gasoline sales volumes." He says that Diamond Shamrock plans to brand the NCS gasoline facilities "Diamond Shamrock" and integrate the units into its system
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while retaining the Stop N Go store identification.

Nearly 600 of the NCS stores sell gasoline. Hemminghaus commented, "We believe that providing quality `Diamond Shamrock' gasoline will increase per store gasoline sales volumes and revenues and offer more convenient locations to Diamond Shamrock customers. We have strong brand acceptance in Texas, loyal customers, and a large credit card base in markets where Stop N Go stores are located."

Diamond Shamrock also has two Texas refineries with a throughput of 210,000 barrels per day, producing over 5 million gallons of gasoline daily. Because many of the stores will be directly supplied with gasoline from these refineries, Hemminghaus expects the company's refining business to benefit significantly from the acquisition.

Diamond Shamrock, Inc., headquartered in San Antonio, is a leading refiner and marketer of petroleum products in the Southwest with a growing mix of related businesses. With annual sales of over $2.6 billion, Diamond Shamrock refines and markets gasoline through over 2,000 Diamond Shamrock branded locations, including 835 company operated Corner Stores that sell a full range of convenience items.

National Convenience Stores Incorporated, headquartered in Houston, is the largest convenience store chain in Texas, operating primarily in the geographic area known as the "Texas Triangle," which encompasses Houston, Dallas/Fort Worth, and San Antonio. The company maintains its leading position through the operation of approximately 660 Stop N Go stores throughout Texas and employs approximately 5,000 people throughout the state. NCS sells gasoline at about 595 of its stores.

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